VOYA INVESTMENT MANAGEMENT 7337 East Doubletree Ranch Road, Suite 100 Scottsdale, AZ 85258

December 15, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE: Voya Equity Trust (on behalf of Voya Large Cap Value Fund)

Dear Ladies and Gentlemen:

Attached for filing via the EDGAR system is a registration statement on Form N-14 under the Securities Act of 1933, as amended, for Voya Equity Trust (“Registrant”). This Form N-14 is being filed in connection with a reorganization in which Voya Large Cap Value Fund, a series of the Registrant, will acquire all of the assets of Voya Core Equity Research Fund, a series of Voya Series Fund, Inc., in exchange for shares of Voya Large Cap Value Fund and the assumption by Voya Large Cap Value Fund of the liabilities of Voya Core Equity Research Fund.

No fees are required in connection with this filing. Should you have any questions please feel free to contact the undersigned at 480-477-2650 or Corey Rose at 704-339-3164.

Very truly yours,

/s/ Kristen Freeman

Kristen J. Freeman

Vice President and Counsel

Voya Investment Management – Voya Family of Funds

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